Acquisition of Putnam High Income
Opportunities Trust


On January 21, 2005, the fund issued 8,694,024 shares in exchange for 3,712,567 shares of Putnam
High Income Opportunities Trust to acquire that funds net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam High Income Opportunities
Trust on January 21, 2005, valuation date, were $119,743,477 and $75,299,313, respectively.
On January 21, 2005, Putnam High Income
Opportunities Trust had distributions in excess of net investment income of $439,279, accumulated net realized loss of $21,080,625 and unrealized appreciation of $4,326,390. Information presented in the statement of operations and changes in net assets reflect only the operations of Putnam High
Income Bond Fund

The aggregate net assets of the fund immediately following the acquisition were $195,042,790.